FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	December 28, 2006	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
VIA EDGAR		CLIENT/MATTER NUMBER 083697-0101

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	WPS Resources Corporation Registration Statement on Form S-3 (Registration No. 333-133194)

Ladies and Gentlemen:

        WPS Resources Corporation, a Wisconsin corporation (the “Registrant”), hereby makes this application to withdraw the Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-133194, which we refer to as the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 27, 2006, together with all exhibits thereto (the “Amendment”). The Registration Statement is an automatic shelf registration statement. The Registrant is withdrawing the Amendment because it was incorrectly filed as a regular post-effective amendment, “POS AM”, and not as a post-effective amendment to an automatic shelf registration statement, “POSASR”.

        The Registrant subsequently filed a “POSASR” Post-Effective Amendment No. 1 to the Registration Statement on December 4, 2006, which is not being withdrawn, but is to remain effective. The undersigned, on behalf of the Registrant, respectfully requests that the Commission grant the application of the Registrant to have the Amendment withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Amendment has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer